Exhibit 99.1

Auna appoints Executive Vice President, Strategy and Equity Capital Markets reinforcing its leadership structure

Monterrey, Mexico, September 3, 2024 – Auna S.A.  (NYSE: AUNA) (“Auna” or the “Company”), a Latin American healthcare company with operations in Mexico, Peru and Colombia, announced today the appointment of Laurent “Lorenzo” Massart as Executive Vice President, Strategy and Equity Capital Markets to its executive team.

“We are thrilled to welcome Lorenzo to the Auna team. With over 25 years of experience in consulting and investment banking, he brings a wealth of knowledge and expertise to this newly created role. He has been a key and trusted advisor in our strategic endeavors and has worked closely with me and Auna for the last three years, playing an integral part of our journey into Mexico and on becoming a public company”, said Suso Zamora, Executive Chairman of the Board of Directors and President of Auna.

In this new role, the Investor Relations function will now report to Lorenzo and thus he will ensure Auna has a cohesive approach to communicating with our investors and stakeholders. This appointment is an important signal to the capital markets on the Company´s commitment to position senior talent in key roles and strengthen its relationships with current and future investors.

“I am excited to join Auna at such a pivotal moment in its growth and eager to strengthen Auna’s visibility in the market and with investors”, commented Lorenzo Massart.

“We are confident that Lorenzo’s seasoned leadership, deep insights and the fact that he has worked with Auna for years, will contribute significantly to our continued growth and success, increasing access and providing high value for our patients”, concluded Suso Zamora.

About Auna

Auna is a leading healthcare platform in Latin American healthcare company with operations in Mexico, Peru and Colombia, prioritizing prevention and concentrating on high-complexity diseases that contribute the most to healthcare expenditures. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish-Speaking Americas. Founded in 1989, Auna has built one of Latin America′s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of June 30, 2024, Auna’s network included 31 healthcare network facilities, consisting of hospitals, outpatient, prevention and wellness facilities with a total of 2,308 beds, and 1.3 million healthcare plans.

For more information visit www.aunainvestors.com

Investor Relations Contact

contact@aunainvestors.com